Exhibit 99.1

Caledonia Mining Corporation Plc
Q3 2016 Production Update & New Ball Mill Commissioning
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

5 October 2016: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces gold production from its 49 per cent owned subsidiary, the Blanket Mine (“Blanket”) in Zimbabwe, for the quarter ended 30 September 2016 (“Q3 2016” or the “Quarter”). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.
Approximately 13,430 ounces of gold were produced during the Quarter, representing a 23 per cent year on year increase on the gold produced in Q3 2015 (10,927 ounces) and a 7.4 per cent quarter on quarter increase on the gold produced in Q2 2016 (12,509 ounces).
Caledonia remains on track to meet production guidance for 2016 of 50,000 ounces and continues to progress towards its long term target of 80,000 ounces by 2021.
Caledonia is also pleased to announce that in terms of the ongoing investment programme at Blanket Mine, a new ball mill has been installed and the commissioning process is proceeding as anticipated. The new mill will increase daily throughput at the Blanket plant by 20 per cent, from 1,500 t/day to 1,800t/d, and will allow Blanket to meet its plan to double 2015 production to 80,000 ounces by 2021.
Commenting on the production for Q3 of 2016 and on the installation of the new ball mill, Steve Curtis, Caledonia’s Chief Executive Officer said:

“Production in the third quarter was in line with expectations, and shows that Caledonia and the Blanket Mine remain on track to deliver our target performance for 2016.
Production in the Quarter includes production from higher grade material below 750 meters which is accessed via the No. 6 Winze and an additional decline development. This is further testament to the investments Caledonia has made to increase production flexibility and capacity over the past 18 months, which are now beginning to bear fruit as production from below 750 meters continues to increase.
We are also pleased that the new mill, which was manufactured locally in Zimbabwe has been installed and the commissioning process is progressing as expected as it is an important step in increasing our production to 80,000 ounces over the next 4 years.
Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com | | www.caledoniamining.com
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About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.
At 30 June 2016, Caledonia had net cash of US$10.6m.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket’s target production for 2016 is approximately 50,000 ounces. Caledonia expects to publish its results for the quarter to 30 September 2016 on 14 November 2016.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
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Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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